Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS THIRD QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Edmonton, Alberta, October 4, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the third quarter ended September 30, 2017 on Tuesday, October 31, 2017 after markets close. Following the release of its financial results, NAEP will hold a conference call and webcast on Wednesday, November 1, 2017, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-866-521-4909

International: 1-647-427-2311

A replay will be available through November 30, 2017, by dialing:

Toll Free: 1-800-585-8367

International: 1-416-621-4642

Conference ID: 96283787

The live and archived webcast can be accessed at:

http://www.gowebcasting.com/8889

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NAEP has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
Director; Finance, Investor Relations, Information Technology and Treasury

North American Energy Partners Inc.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

1953 • Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road Edmonton, Alberta T5S 0C2 Canada Phone 780.960.7171 Fax 780.969.5599

www.nacg.ca